UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Marin Software Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

56804T205

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56804T205	Page 2 of 9

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 56804T205	Page 3 of 9

1	NAMES OF REPORTING PERSONS Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 56804T205	Page 4 of 9

1	NAMES OF REPORTING PERSONS Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 56804T205	Page 5 of 9

1	NAMES OF REPORTING PERSONS Dunearn Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 56804T205	Page 6 of 9

1	NAMES OF REPORTING PERSONS Sennett Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 56804T205	Page 7 of 9

Item 1(a).	Name of Issuer: Marin Software Incorporated
Item 1(b).	Address of Issuer’s Principal Executive Offices: 123 Mission Street, 27th Floor, San Francisco, California 94105, USA
Item 2(a).

Name of Person Filing:

(i) Temasek Holdings (Private) Limited (“Temasek Holdings”).

(ii)  Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.

(iii)   Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.

(iv) Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.

(v)   Sennett Investments (Mauritius) Pte Ltd (“Sennett” and, together with Temasek Holdings, Temasek Capital, Seletar and Dunearn, the “Reporting Persons”), a wholly-owned subsidiary of Dunearn.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

(i) 60B Orchard Road

 #06-18 Tower 2, The Atrium@Orchard

 Singapore 238891

(ii)  60B Orchard Road

 #06-18 Tower 2, The Atrium@Orchard

 Singapore 238891

(iii)  60B Orchard Road

 #06-18 Tower 2, The Atrium@Orchard

 Singapore 238891

(iv) c/o SGG Corporate Services (Mauritius) Ltd

 33 Edith Cavell Street,

 Port Louis, Republic of Mauritius 11324

(v)   c/o SGG Corporate Services (Mauritius) Ltd

 33 Edith Cavell Street,

 Port Louis, Republic of Mauritius 11324

Item 2(c).	Citizenship: (i) Republic of Singapore (ii) Republic of Singapore (iii) Republic of Singapore (iv) Republic of Mauritius (v) Republic of Mauritius
Item 2(d).	Title of Class of Securities: Common Stock, par value US$0.001 per share (“Common Stock”).
Item 2(e).	CUSIP Number: 56804T205
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 56804T205	Page 8 of 9

Item 4.

Ownership.

(a)   Amount beneficially owned:

As of December 31, 2017, each of the Reporting Persons ceased to beneficially own any shares of Common Stock.

(b)   Percent of class:

As of December 31, 2017, each of the Reporting Persons ceased to beneficially own any shares of Common Stock.

(c)   Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

 0.

(ii)   Shared power to vote or to direct the vote:

 0.

(iii)   Sole power to dispose or to direct the disposition of:

 0.

(iv)  Shared power to dispose or to direct the disposition of:

 0.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certification. Not Applicable.

CUSIP No. 56804T205	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018	TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Choo Soo Shen Christina
	Name:	Choo Soo Shen Christina
	Title:	Authorized Signatory

Dated: February 12, 2018	TEMASEK CAPITAL (PRIVATE) LIMITED(1)

	By:	/s/ Cheong Kok Tim
	Name:	Cheong Kok Tim
	Title:	Director

Dated: February 12, 2018	SELETAR INVESTMENTS PTE LTD(1)

	By:	/s/ Tabitha Sum Wei Ching
	Name:	Tabitha Sum Wei Ching
	Title:	Director

Dated: February 12, 2018	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD(1)

	By:	/s/ Rooksana Shahabally
	Name:	Rooksana Shahabally
	Title :	Director

Dated: February 12, 2018	SENNETT INVESTMENTS (MAURITIUS) PTE LTD(1)

	By:	/s/ Rooksana Shahabally
	Name:	Rooksana Shahabally
	Title:	Director

(1)	This amendment is being filed jointly by Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Sennett Investments (Mauritius) Pte Ltd pursuant to the Joint Filing Agreement dated February 10, 2014 filed as an exhibit to the statement on Schedule 13G filed by Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Sennett Investments (Mauritius) Pte Ltd with respect to the issuer on February 11, 2014.